UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Company”) (B3: LINX3 | NYSE: LINX) informs its shareholders that the members of its Board of Directors were elected on the Extraordinary General Shareholders’ Meeting held on April 30, 2021, with terms of office until the Company’s Ordinary General Shareholders’ Meeting of 2022 which approves the management accounts regarding the fiscal year ending on December 31, 2021. Therefore, the Company clarifies that the subject matter (a)(iii) of the Call Notice of the Ordinary General Shareholders’ Meeting (“OGM”) and Extraordinary General Shareholders’ Meeting to be held on May 27, 2021 was hindered and will not be subject to resolution at the OGM anymore.

São Paulo, May 6, 2021.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer